EXHIBIT 11

COMPUTER NETWORK TECHNOLOGY CORPORATION
Statement Re: Computation of Net Income (loss) Per Basic and Diluted Share
(in thousands, except per share data)
(Unaudited)

		Weighted Average
	Net income (loss)	Shares Outstanding	Per share Amount

Three Months Ended October 31, 2003:
Basic	$237	27,193	$.01
Dilutive effect of employee awards and options and convertible notes(1)	—	1,557	—

Diluted	$237	28,750	$.01

Three Months Ended October 31, 2002:
Basic	$(864)	26,896	$(.03)
Dilutive effect of employee awards and options and convertible notes(1)	—	—	—

Diluted	$(864)	26,896	$(.03)

Nine Months Ended October 31, 2003:
Basic	$(27,667)	27,047	$(1.02)
Dilutive effect of employee awards and options and convertible notes(1)	—	—	—

Diluted	$(27,667)	27,047	$(1.02)

Nine Months Ended October 31, 2002:
Basic	$(16,735)	28,574	$(.59)
Dilutive effect of employee awards and options and convertible notes(1)	—	—	—

Diluted	$(16,735)	28,574	$(.59)

(1)	Potential dilutive securities, consisting of convertible notes, outstanding stock options and shares issuable under the employee stock purchase plan, are excluded from the computation of diluted net loss per share due to their anti-dilutive effect.